John Hancock Trust
Termination of
Series of John Hancock Trust
     The undersigned, constituting a majority of the Trustees of John Hancock Trust, a Massachusetts business trust (the “Trust”), acting pursuant to power conferred on the Trustees by the Agreement and Declaration of Trust of the Trust dated September 29, 1988, do hereby terminate and abolish each of the series of the Trust set forth below and the establishment and designation thereof.
Select Growth Trust
Core Value Trust
Small-Mid Cap Trust
Small-Mid Cap Growth Trust
High Grade Bond Trust
Global Equity Select Trust
International Equity Select Trust
Great Companies- America Trust

     In witness whereof, the undersigned have executed this instrument in duplicate original counterparts and have caused a duplicate original to be lodged among the records of the Trust this 2nd day of May, 2005.

/s/ Don B. Allen	/s/ John D. Richardson

Don B. Allen	John D. Richardson

/s/ Chales L. Bardelis	/s/ F. David Rolwing

Charles L. Bardelis	F. David Rolwing

/s/ John D. DesPrex, III	/s/ James M. Oates

John D. DesPrez III	James M. Oates

/s/ Elizabeth G. Cook	/s/ Hassell H. McClellan

Elizabeth G. Cook	Hassell H. McClellan
The Agreement and Declaration of Trust of the Trust, dated September 29, 1988, a copy of which together with all amendments thereto is on file in the office of the Secretary of The Commonwealth of Massachusetts, provides that this instrument was executed by the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of them or the shareholders of the Trust individually, but are binding only upon the assets belonging to the Trust, or the particular Series of Shares in question, as the case may be.